UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 6, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell to Release Q1 2008 Earnings on Tuesday, May 13, 2008

Leiden, The Netherlands (May 6, 2008) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that it will release its financial results for the first quarter of 2008 on Tuesday, May 13, 2008 at 07:45 Central European Time (CET).

At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 10 minutes prior to the event:

     +44 203 023 4471 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

About Crucell

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

For further information please contact:

Media:	Investors/Analysts:
Crucell N.V.	Crucell N.V.
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: +31-(0)71-519 7346	Tel: +31-(0)71-519 7064
press@crucell.com	ir@crucell.com
www.crucell.com	www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 6, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations